

September 14, 2022

Jay Wells
Chief Financial Officer
Primo Water Corporation
4221 West Boy Scout Boulevard
Suite 400
Tampa, FL 33607

      **Re: Primo Water Corporation**
           **Form 10-Q for the Period Ended July 2, 2022**
           **8-K furnished August 11, 2022**
           **File No. 001-31410**

Dear Mr. Wells:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended July 2, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.    We note from your earnings call for first and second fiscal quarters 2022, the company experienced elevated costs driven by inflation across several operating expense categories. We also note from your disclosures in the MD&A section you cite SG&A expenses increased due to inflationary costs, among other factors. In this regard, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Additionally, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures. Please provide us with your revised disclosures as part of your response to us.

Results of Operations, page 28

2.  We note your discussion of financial results on pages 28 through 35 that qualitatively discuss multiple factors that impacted these line items.  We note a similar discussion in your fiscal year ended January 1, 2022 10-K.  Please revise to further describe material changes to a line item for the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors.  Refer to Item 303(b) of Regulation S-K.

Form 8-K furnished August 11, 2022

Exhibit 99.1
Second Quarter Performance, page 3

3.  We note your presentation of adjusted revenue in your second quarter global and reporting segment performance which appears to be adjusted for the exit of your North American single-use retail bottled water business.  We also note that the exit did not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20. Therefore, your non-GAAP measure appears to represent individually tailored accounting recognition and measure methods in light of the guidance provided in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.  Please revise to remove this measure from your non-GAAP measures.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing